Skadden, Arps, Slate, Meagher & Flom llp

DIRECT DIAL 202-371-7233 DIRECT FAX 202-661-8280 EMAIL ADDRESS MARC.GERBER@SKADDEN.COM VIA EDGAR Mr. John Cash	1440 NEW YORK AVENUE, N.W. WASHINGTON, D.C. 20005-2111 ________ TEL: (202) 371-7000 FAX: (202) 393-5760 www.skadden.com May 21, 2014
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Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:	Revlon, Inc.
Revlon Consumer Products Corporation
Form 10-K for the year ended December 31, 2013
Filed March 5, 2014
Definitive Proxy Statement
Filed April 24, 2014
File Nos. 1-11178 and 033-59650

Dear Mr. Cash:

I am writing on behalf of Revlon, Inc. in response to the comment letter of the Staff, dated May 20, 2014, regarding Revlon, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2013 and Definitive Proxy Statement, filed April 24, 2014.  The Staff’s comment letter requests a response within ten business days.  As discussed by telephone, Revlon, Inc. requests a ten business day extension (to June 18, 2014) in order to respond to the Staff’s comments.  The extension is necessary to provide sufficient time for the preparation of responses and the consideration thereof by the Company’s management and the Company’s advisors.  Please do not hesitate to call the undersigned at (202) 371-7233 if you have any questions or need any additional information.

Sincerely,
/s/ Marc S. Gerber
Marc S. Gerber

cc:	Lucinda K. Treat, Esq.,
Executive Vice President and General Counsel
Revlon, Inc.